UNDERWRITING AGREEMENT

February 10, 2011

Baytex Energy Corp.
Suite 2800, Centennial Place, East Tower
520 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0R3

Attention:	Anthony W. Marino, President and Chief Executive Officer

Dear Sirs:

The undersigned, RBC Dominion Securities Inc. (“RBC”) and Credit Suisse Securities (Canada), Inc. (each, an “Underwriter” and collectively, the “Underwriters”) understand that Baytex Energy Corp. (the “Corporation”, and, where applicable, the Corporation includes its predecessor, Baytex Energy Trust (the “Trust”)) proposes to issue and sell US$150,000,000 6.75% Series B senior unsecured debentures due February 17, 2021 (the “Debentures”) by way of an underwritten private placement (the “Offering”).  A preliminary confidential offering memorandum of the Corporation dated February 10, 2011 and a final confidential offering memorandum of the Corporation to be dated February 10, 2011 that will contain final pricing information (the “Offering Memorandum”), have been prepared by the Corporation for use by the Underwriters in connection with the Offering.

Subject to the terms and conditions set forth herein, the Underwriters agree to purchase and by their acceptance hereof, the Corporation agrees to issue and sell to the Underwriters, the Debentures at the Closing Time (as hereinafter defined).  The Debentures will have the attributes set out in the Offering Memorandum and will be issued pursuant to the Indenture (as hereinafter defined).

The Corporation agrees and understands that although this offer is presented on behalf of the Underwriters as purchasers, the Underwriters, with the prior written consent of the Corporation which consent shall not be unreasonably withheld, will be permitted to appoint other registered dealers (“Sub-Dealers”) duly registered and qualified in their respective jurisdictions, and the Underwriters and such Sub-Dealers may arrange for substituted purchasers of the Debentures (“Substituted Purchasers”) to purchase the Debentures directly from the Corporation.  The Underwriters may determine the remuneration payable to any such other dealers appointed by them, provided that such remuneration is payable by the Underwriters from, and not in addition to, the remuneration payable to the Underwriters pursuant hereto.  The obligations of the Underwriters to purchase the Debentures will be reduced by the number of Debentures that are delivered by the Underwriters to the Corporation on behalf of qualified Substituted Purchasers and which Debentures are purchased by such qualified Substituted Purchasers at Closing (as hereinafter defined).  The Underwriters shall ensure that any such Sub-Dealers agree to comply with the covenants of the Underwriters set out herein.

The Debentures will be offered by the Underwriters only to purchasers resident in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”) on a private placement basis pursuant to exemptions from the prospectus requirements of applicable Securities Laws (as hereinafter defined).  The Debentures will be offered by the Underwriters only in the United States on a private placement basis through their U.S. Affiliates (as defined in Schedule A to this Agreement) to Qualified Institutional Buyers (as defined in Schedule A) pursuant to Rule 144A (as defined in Schedule A) in the manner described in Schedule A hereto.  Except pursuant to Schedule A, the Underwriters covenant and agree that they will not solicit subscriptions for the Debentures, trade in Debentures or otherwise do any act in furtherance of a trade of Debentures outside of the Qualifying Jurisdictions or in other jurisdictions outside of Canada.

In consideration of the Underwriters’ agreement to act as underwriters and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Debentures and the Offering Memorandum, distributing the Debentures directly or through other duly appointed Sub-Dealers and performing administrative work in connection with the distribution of the Debentures, the Corporation agrees to pay to the Underwriters, at the Closing Time, a fee equal to $15.00 for each Debenture sold at $1,000 (representing a commission of 1.5%) (the “Underwriters’ Fee”).

TERMS AND CONDITIONS

1.	Definitions and Interpretation

1.1	Whenever used in this Agreement:

“accredited investor” has the same meaning as set forth in National Instrument 45-106 – Prospectus and Registration Exemptions;

“affiliate” has the same meaning as set forth in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“AIF” means the annual information form of the Trust for the year ended December 31, 2009 dated March 26, 2010;

“Amended and Restated Indenture” means the amended and restated trust indenture among the Corporation, as issuer, the Guarantors, as guarantors and the Debenture Trustee, dated January 1, 2011, which is an amendment and restatement of the trust indenture dated August 26, 2009;

“Amendment” means, as applicable, any amendment to the Offering Memorandum;

“Auditors” means Deloitte & Touche LLP, Chartered Accountants, the auditors of the Corporation;

“Baytex” means Baytex Energy Ltd.;

“Baytex Marketing” means Baytex Marketing Ltd.;

“Baytex Oil” means Baytex Oil & Gas Ltd.;

“Baytex Partnership” means Baytex Energy Partnership;

“Baytex Resources” means Baytex Resources Corp.;

“Baytex Subsidiaries” means, collectively, Baytex, Baytex USA, Baytex Partnership and Baytex Resources;

“Baytex USA” means Baytex Energy USA Ltd.;

“Business” means the business carried on by the Corporation, directly or indirectly, in connection with the acquisition, ownership and development of oil and natural gas properties and related assets, including the Corporation Assets;

“Business Day” means every day except a Saturday, Sunday or a day which is a statutory holiday under the laws of Canada or the Provinces of Alberta or Ontario;

“CDS” means the CDS Clearing and Depository Services Inc.;

“Closing” means the closing of the Offering;

“Closing Date” means February 17, 2011, or such other date not later than February 24, 2011, as the Underwriters and the Corporation may mutually agree upon in writing;

“Closing Time” means 6:30 a.m., Calgary time, on the Closing Date, or such other time on the Closing Date as the Corporation and the Underwriters may mutually agree upon;

“Common Share Rights Incentive Plan” means the Common Share rights incentive plan of the Corporation dated October 25, 2010;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporate Conversion” means the conversion of the legal structure of the Corporation from a trust to a corporation effective December 31, 2010 pursuant to a plan of arrangement under the Business Corporations Act (Alberta);

“Corporation Assets” means the assets held, directly or indirectly, by the Corporation, which assets include, without limitation, the oil and natural gas properties, undeveloped land and related assets more fully described in the Offering Memorandum and the Notes;

“Credit Facilities” means, collectively, the 364-day revolving operating loan that Baytex has with a chartered bank and the 364-day revolving loan that Baytex has with a syndicate of chartered banks, in an aggregate amount of $625 million;

“Debentures” means the Series B senior unsecured debentures of the Corporation due February 17, 2021 bearing interest at a rate of 6.75% payable semi-annually on February 17 and August 17 of each year to be issued under the Indenture pursuant to the Offering and having the attributes corresponding in all material respects to the descriptions thereof in this Agreement, the Offering Memorandum or any Amendment;

“Debenture Trustee” means Valiant Trust Company;

“Documents” means, collectively:

(i)	the AIF;

(ii)
management’s discussion and analysis of financial condition and results of operations of the Trust for (A) the year ended December 31, 2009, and (B) the three month and nine month periods ended September 30, 2010;

(iii)	the Financial Information;

(iv)	the Information Circulars; and

(v)	the material change report of the Corporation dated January 10, 2011 in respect of the Corporation Conversion;

“Exchanges” means, collectively, the TSX and the New York Stock Exchange, and “Exchange” means either such exchange as the context requires;

“Financial Information” means the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2009, together with the notes thereto and the auditors’ report thereon and the unaudited interim comparative consolidated financial statements of the Trust as at and for the three month and nine month periods ended September 30, 2010, together with the notes thereto;

“Guarantors” means Baytex, Baytex Oil, Baytex Partnership, Baytex Marketing and Baytex USA.;

“Indemnified Parties” has the meaning given to it in Section 6(b);

“Indemnifying Party” has the meaning given to it in Section 6(b);

“Indenture” means the Amended and Restated Indenture, as supplemented by the Supplemental Indenture;

“Information Circulars” means the (i) information circular - proxy circular of the Trust dated April 6, 2010, relating to the annual meeting of unitholders of the Trust held on May 20, 2010; and (ii) information circular – proxy circular of the Trust dated October 26, 2010 relating to the special meeting of unitholders of the Trust held on December 9, 2010;

“Material Agreements” means this Agreement, the Indenture, the Note Indenture, the Credit Facilities, the Common Share Rights Incentive Plan and the Share Award Incentive Plan;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Note Indenture” means the indenture made as of September 2, 2003 creating the Notes and the promissory note evidencing the Notes issued thereunder;

“Notes” means the unsecured subordinated promissory notes issued by Baytex and held by the Corporation as more particularly described in the Offering Memorandum;

“Offering” has the meaning given to it in the first paragraph of this Agreement;

“Offering Memorandum” has the meaning given to it in the first paragraph of the Agreement;

“Offering Memorandum Financial Information” means financial forecasts (including all notes thereto), financial statements (including all notes thereto), auditors’ reports, accounting data, management’s discussion and analysis of results of operations and other numerical data in the Offering Memorandum;

“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Offering Memorandum, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance with Securities Laws;

“Qualifying Jurisdictions” means all of the provinces and territories of Canada;

“Responses” means the oral and written responses delivered by any officer or director of the Corporation or any Baytex Subsidiary, any committee of directors or any one member of such committee at the Due Diligence Session;

“Securities Commission” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

“Securities Laws” means, collectively, and, as the context may require the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement with applicable published policy statements of the Canadian Securities Administrators;

“Share Award Incentive Plan” means the share award incentive plan of the Corporation dated October 25, 2010;

“Sub-Dealer” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Supplemental Indenture” means the supplemental indenture to be dated as of the Closing Date;

“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

“Sproule Report” means the independent reserves evaluation prepared by Sproule dated March 19, 2010 of the petroleum and natural gas reserves and the present net worth of those reserves of the Corporation as at December 31, 2009;

“subsidiaries” has the meaning ascribed thereto in the Securities Act (Alberta);

“Supplementary Material” means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Offering Memorandum or any Amendment;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“Trust” has the meaning given to it in the first paragraph of this Agreement;

“TSX” means the Toronto Stock Exchange; and

“Underwriters’ Disclosure” means any disclosure relating solely to the Underwriters and any other disclosure provided to the Corporation by or on behalf of the Underwriters for inclusion in the applicable disclosure document.

1.2
Whenever used in this Agreement, the terms “distribution”, “misrepresentation”, “material fact” and “material change” will have the meanings given to such terms, and “distribution” will include a “distribution to the public” as defined, under Securities Laws.

1.3
Whenever used in this Agreement, the terms “including”, “include”, and “includes” will mean “including without limitation”, “include, without limitation” and “includes, without limitation”, respectively.

1.4	Whenever used in this Agreement, words importing the singular number only will include the plural and vice versa and words importing the masculine gender will include the feminine gender.

1.5	Unless otherwise indicated, all references to monetary amounts in this Agreement are to the lawful money of Canada.

2.	Representations and Covenants of the Underwriters

2.1
Each Underwriter agrees with the Corporation that the Debentures have not been and will not be registered under the U.S. Securities Act and may not be offered and sold within the United States or to, or for the account or benefit of U.S. persons, except in reliance on an exemption from such registration provided by the U.S. Securities Act.

2.2	The Underwriters covenant with the Corporation that:

2.2.1
they shall conduct (and shall require each Sub-Dealer to agree with the Underwriters for the benefit of the Corporation, to so conduct) their activities in connection with the Offering in compliance with all applicable laws and decisions of the applicable Securities Commissions and in accordance with the terms of this Agreement, the Offering Memorandum, any Supplemental Material and the Debentures;

2.2.2
they shall deliver the Offering Memorandum, and any Supplemental Material only to prospective purchasers of the Debentures that qualify as accredited investors and will not enter into any contract of sale with any such prospective purchasers until the Offering Memorandum and any Supplemental Material has been conveyed to them;

2.2.3
they will not offer the Debentures for sale in such a manner as to require registration of the Debentures, or the filing of a prospectus or other offering document in respect of the Debentures, other than the Offering Memorandum and any Supplemental Material under the laws of any Jurisdiction in accordance with applicable Securities Laws;

2.2.4
they will conduct their activities, and ensure that its affiliates and any Sub-Dealers that may be offering or selling the Debentures in the Jurisdictions conduct their activities in connection with the Offering in compliance with applicable Securities Laws;

2.2.5
they will not solicit subscriptions for Debentures, trade in Debentures or otherwise do any act in furtherance of a trade of Debentures outside of the Jurisdictions or to any entities other than accredited investors; and

2.2.6
prior to the Closing Time, deliver to each purchaser the Offering Memorandum and any Supplemental Material and shall confirm with each such purchaser that such purchaser is able to make, and is making, the representations, warranties and acknowledgements provided therein under the heading “Representations of Purchasers” at all relevant times, including, without limitation, the Closing Time and, other than the Offering Memorandum and any Supplemental Material, they shall not make available to prospective purchasers of the Debentures any documents or other information that would constitute an offering memorandum as defined under Securities Laws and shall not advertise the proposed sale of such securities in printed public media, radio, television or telecommunications, including, without limitation, electronic display.

2.3
Each of the Underwriters represents and warrants to, and covenants with the Corporation that it will not disclose or permit disclosure by any of its agents or representatives or any Sub-Dealers of any information or fact relating to the Corporation that has not been publicly disclosed until such time as such information or fact has been generally disclosed by the Corporation or a party other than the Underwriters or is required to be disclosed by law or a court or regulatory body of competent jurisdiction, but only after consultation by the Underwriters with the Corporation; provided that the Underwriters cannot rely on the exception in this paragraph if any of the Underwriters reasonably believes that the party publicly disclosing the information disclosed such information in breach of any obligation of confidentiality to the Corporation.

2.4
Each of the Underwriters represents and warrants to the Corporation that information relating to, and furnished by or on behalf of, such Underwriter for use in the Offering Memorandum, and any Supplemental Material, including, without limitation, the disclosure under the heading “Relationship Among Us and the Underwriters”, is true, correct and complete in all material respects.

2.5
The Underwriters shall, at the Closing Time, provide the Corporation with a written, comprehensive breakdown of the Debentures distributed by the Underwriters collectively, and relevant personal information (including the name, address and phone number) of each purchaser in accordance with applicable Securities Laws and all such other information that the Corporation requires, including confirmation that each purchaser qualifies as an accredited investor, to complete the Form 45-106F1 to be filed following the Closing.

3.	Covenants of the Corporation

The Corporation hereby covenants to the Underwriters and their permitted assigns, and acknowledges that the Underwriters are relying on such covenants in purchasing the Debentures, that:

(a)
the Debentures will be duly and validly created, authorized and issued on the payment therefore, and will have the attributes set out in this Agreement, the Offering Memorandum and any Amendment, subject only to those modifications or changes, if any, prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriters;

(b)
prior to the Closing Time, allow the Underwriters (and their counsel, consultants and other representatives) to conduct all due diligence investigations which the Underwriters may reasonably require or consider necessary in order to fulfill the Underwriters’ obligations as a registrant to complete the Offering as provided herein.  The Corporation will provide to the Underwriters (and their counsel and consultants) reasonable access to the Corporation’s properties (if any), senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence.  Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel and consultants) may conduct, the Corporation shall also make available its senior management, counsel and auditors to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Date (collectively, the “Due Diligence Session”);

(c)
prior to the Closing Time, the Corporation shall promptly notify the Underwriters in writing of: (i) any material change (A) relating to the affairs of the Corporation; or (B) in any information provided to the Underwriters concerning the Corporation, the Debentures or the Offering that would render untrue any statement contained in the Offering Memorandum or any Supplementary Material, or result in a misrepresentation therein; or (ii) any change in applicable laws, materially and adversely affecting, or which would reasonably be expected to materially and adversely affect, the Business or the property of the Corporation, or the Debentures or the Offering;

(d)
if any change referred to in Section 3(c) occurs prior to the Closing Time, the Corporation shall promptly prepare an Amendment, or supplement to, the Offering Memorandum or any Supplementary Material, as the case may be, provided that such Amendment or supplement, if any, shall be in form and substance satisfactory to the Underwriters, acting reasonably. The Corporation shall not distribute any documents relating thereto without first consulting with the Underwriters with respect to the form and content thereof. The Corporation shall in good faith first discuss with the Underwriters any change in circumstances which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this Section 3(c) and 3(d).

(e)	use its commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 5.2 herein;

(f)
file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and taken in connection with the purchase and sale of the Debentures so that the distribution of the Debentures may lawfully occur without the necessity of filing a prospectus or similar document in the Qualifying Jurisdictions;

(g)
during the period commencing with the date hereof and ending on the Closing Date, promptly inform the Underwriters of the full particulars of any request of any securities regulatory authority for any information, or the receipt by the Corporation of any communication from any securities regulatory authority, or any other competent authority relating to the Corporation or which may be relevant to the distribution of the Debentures;

(h)
promptly comply, to the reasonable satisfaction of the Underwriters and the Underwriters’ counsel, with the applicable Securities Laws with respect to any material adverse change, change, occurrence or event of the nature referred to in paragraph 1(g) above; and

(i)	apply the net proceeds from the Offering in accordance with the description set forth in the Offering Memorandum.

4.	Representations and Warranties of the Corporation

(a)	The Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement, that:

(i)
the Corporation has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Offering Memorandum, including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own, lease and operate its properties and assets;

(ii)
Baytex has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Offering Memorandum, including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own, lease and operate its properties and assets;

(iii)
Baytex USA has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Offering Memorandum, and operate its properties and assets;

(iv)
Baytex Partnership has been duly formed and organized and is valid and subsisting in good standing under the laws of its jurisdiction of formation, and has all requisite partnership authority and power to carry on its business as described in the Offering Memorandum, and operate its properties and assets;

(v)
Baytex Resources has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Offering Memorandum, and operate its properties and assets;

(vi)
each of the Corporation and the Guarantors has conducted and is conducting its business in compliance in all material respects with all applicable laws, regulations and rules of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased or operated and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(vii)	other than the Baytex Subsidiaries, the Corporation has no material subsidiaries that are actively carrying on business;

(viii)	subsequent to September 30, 2010:

(A)
there has not been any material change in the capital or long-term debt of the Corporation or the Guarantors that has not been disclosed in the Offering Memorandum or in filings with the Securities Commissions;

(B)
there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Corporation or the Guarantors that has not been disclosed in the Offering Memorandum or in filings with the Securities Commissions;

(C)
other than the incurrence of $159.4 million of additional debt on February 3, 2011 in connection with the closing of the Heavy Oil Acquisition (as defined in the Offering Memorandum), the financial position of the Corporation, on a consolidated basis, has not changed in any material adverse way from that disclosed in the Financial Information; and

(D)	the Corporation and the Guarantors have carried on business in the ordinary course;

(ix)
this Agreement has been duly authorized, executed and delivered by the Corporation and each of the Corporation and the Guarantors has, or, as the case may be, will have at the Closing Time, as applicable, duly authorized, executed and delivered the Supplemental Indenture and this Agreement and the Amended and Restated Indenture constitutes and the Supplemental Indenture will constitute, when so executed and delivered, legal, valid and binding obligations of each of the Corporation and the Guarantors, as applicable, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws;

(x)	the Corporation has all requisite power and authority to issue and deliver the Debentures in accordance with the provisions of this Agreement and in accordance with the provisions of the Indenture;

(xi)
the authorized capital of the Corporation consists of 10,000,000 preferred shares, none of which are outstanding and an unlimited number of Common Shares, of which, as at January 31, 2011, 114,077,129 Common Shares are issued and outstanding; 5,493,084 Common Shares are issuable pursuant to the Common Share Rights Incentive Plan and 291,800 Common Shares are issuable pursuant to the Share Award Incentive Plan (which amount is subject to adjustment in accordance with the terms of the Share Award Incentive Plan);

(xii)
Baytex is authorized to issue an unlimited number of common shares and an unlimited number of Exchangeable Shares, all of which common shares that are issued and outstanding as of the date hereof as fully paid and non-assessable are owned beneficially and of record by the Corporation, and of which no Exchangeable Shares were issued and outstanding as of the date hereof;

(xiii)	each of the Baytex Subsidiaries is a direct or indirect wholly-owned subsidiary of the Corporation;

(xiv)
the issuance of the Debentures by the Corporation to the Underwriters in accordance with the terms of this Agreement has been authorized by all necessary action of the Corporation, and upon payment therefor in accordance with this Agreement, the Debentures will be validly issued and outstanding;

(xv)
no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time for the execution, delivery and performance by each of the Corporation and the Guarantors of this Agreement, the Indenture, the sale of the Debentures, as applicable, and the consummation by the Corporation and the Guarantors of the transactions contemplated herein and therein;

(xvi)
neither the Corporation nor any Guarantor has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is either the Corporation or any Guarantor otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is now conducted and as currently proposed to be conducted, and own, lease and operate its properties other than any such restriction or requirement as would not have a material adverse effect on the Corporation or the Guarantors;

(xvii)
none of (A) the execution and delivery of this Agreement or the Indenture, and any document or instrument to be executed and delivered by the Corporation or the Guarantors, as applicable, pursuant hereto or thereto; (B) the performance and compliance with the terms of this Agreement, or the Indenture, or any of the transactions contemplated hereby, and any documents or instruments to be executed and delivered by any the Corporation or the Guarantors, as applicable, pursuant hereto or thereto; or (C) the issue, sale and delivery of the Debentures, do not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under (A) any term or provision of the articles, by-laws or constating documents of the Guarantors; (B) any resolutions of the Shareholders or directors (or any committee thereof) or securityholders of the Corporation or the Guarantors, (C) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement, to which the Corporation or a Guarantor is a party or by which it is bound, (D) any judgment, decree, order, statute, rule or regulation of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Corporation or a Guarantor or their properties or assets, which default or breach might reasonably be expected to (1) have a material adverse effect on the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Corporation or a Guarantor or their respective properties or assets or (2) materially affect or impair the consummation of the transactions contemplated in the Offering Memorandum and any Supplementary Material;

(xviii)
except as disclosed in the Offering Memorandum or any Supplementary Material and pursuant to the Corporation’s dividend reinvestment plan, no person has any agreement, option, right or privilege with or against the Corporation or the Baytex Subsidiaries for the purchase, subscription or issuance of Common Shares or other securities of the Corporation or shares, Exchangeable Shares, or other securities of any of the Baytex Subsidiaries;

(xix)
at or before the Closing Time, the Corporation shall have complied with and fulfilled all of the terms and conditions of this Agreement to be complied with by it pursuant hereto at or before such time;

(xx)
the Corporation has not taken nor will take, directly or indirectly, any action designed to, or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of the Debentures;

(xxi)
the Financial Information included and incorporated by reference in the Offering Memorandum has been prepared in conformity with Canadian generally accepted accounting principles, applied on a consistent basis throughout the periods involved and fairly present the financial position and condition of the Corporation at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation as of the dates thereof, and the Corporation has no additional material liabilities which are not set forth in the Financial Information or the Offering Memorandum and the assets of the Corporation and the Guarantors are in all material respects as set forth in the Public Record;

(xxii)
neither the Corporation nor any of the Baytex Subsidiaries has any undisclosed liabilities for taxes, duties, assessments, imposts, levies, including interest, penalties, fines or other additions thereto, contingent or otherwise;

(xxiii)
there are no actions, suits or proceedings, whether on behalf of or against the Corporation or the Baytex Subsidiaries, pending or, to the knowledge of the Corporation or Baytex, threatened against or affecting the Corporation or the Baytex Subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would have a material adverse effect upon the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Corporation or the Baytex Subsidiaries;

(xxiv)
 no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Corporation or Baytex or the sale of any or all of the Debentures has been issued and no proceedings, investigations or inquiry for such purpose are pending or contemplated or threatened;

(xxv)	the Corporation is a “reporting issuer” or equivalent not in default under the Securities Laws in each of the Provinces of Canada;

(xxvi)
each of the Material Agreements is properly described in the Public Record, Offering Memorandum or the Information Circular as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Corporation and Baytex, as the case may be, enforceable against such parties in accordance with its terms and each of the Corporation and Baytex, as applicable, is in compliance in all material respects with the terms of the Material Agreements except where such non-compliance, in the aggregate, would not have a material adverse effect on the capital, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Corporation and Baytex (taken as a whole) and the Corporation is not aware of any default or breach of a material nature under any Material Agreements by any other party thereto;

(xxvii)	the attributes and characteristics of the Debentures conform in all material respects to the attributes and characteristics thereof described in the Offering Memorandum;

(xxviii)	the Debenture Trustee at its principal offices in the cities of Calgary and Toronto is the duly appointed registrar and transfer agent for the Common Shares;

(xxix)	the Debenture Trustee will be appointed transfer agent for the Debentures prior to the Closing Date;

(xxx)	there has not been any reportable event (within the meaning of NI 51-102) between the Corporation or any Baytex Subsidiary and the Auditors;

(xxxi)
the Corporation will apply the net proceeds from the issue and sale of the Debentures to be issued and sold by it hereunder, in accordance with the disclosure set forth under the heading “Use of Proceeds” in the Offering Memorandum;

(xxxii)
although it does not warrant title, it has no reason to believe that the Corporation or a Baytex Susidiary, as applicable, does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the “Interest”) and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under Baytex except as disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief; Baytex holds its Interest under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, in the aggregate, not have a material adverse effect on the Corporation;

(xxxiii)
the Corporation has made available to Sproule, prior to the issuance of the Sproule Report, for the purpose of preparing the Sproule Report, all information requested by Sproule which information did not contain any misrepresentation at the time such information was provided and, except with respect to changes in the prices of oil and gas, the Corporation does not have any knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to Sproule since the dates that such information was provided;

(xxxiv)
the Corporation believes that (A) the Sproule Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2009 based upon information available at the time such reserves information was prepared, and (B) as at the date of such report, the report does not (and as of the date hereof, except as may be attributable to production or changes in commodity prices since the respective dates of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxv)
the minute book of each of the Baytex Subsidiaries contains full, true and correct copies of the constating documents (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Corporation and the Baytex Subsidiaries (taken as a whole)) and, at the Closing Time will contain copies of all minutes of all meetings and all the resolutions of the directors, committees of directors and shareholders (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Corporation and the Baytex Subsidiaries (taken as a whole)), and all such meetings were duly called and properly held and were properly adopted except to the extent that any such failure could not reasonably be expected to have a material adverse effect on the Corporation or the Baytex Subsidiaries (taken as a whole);

(xxxvi)
each of the Corporation and the Baytex Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes and instalment of taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, assessments, imposts, levies, duties, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return, assessment or reassessments of any taxes or payment of any tax, governmental charge or deficiency by the Corporation or the Baytex Subsidiaries and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or the Baytex Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xxxvii)
the Corporation (A) is in compliance with any and all applicable laws and regulations relating to human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (B) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (C) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the cases of clauses (A), (B) and (C), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Corporation or Baytex or their respective properties and assets;

(xxxviii)
to the best of the knowledge, information and belief of the Corporation, the Corporation has good and marketable title to its assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Offering Memorandum;

(xxxix)
the form and terms of the certificates for the Debentures will be, prior to the Closing Date, approved and adopted by the directors of the Corporation and comply with all legal requirements, and will not conflict with the constating documents of the Corporation;

(xl)
except as otherwise described in the Offering Memorandum, and subject to applicable laws, none of the Corporation or the Baytex Subsidiaries, is currently prohibited, directly or indirectly, from paying distributions or dividends, as the case may be, or from paying the interest or repaying any loans, advances or other indebtedness of any of the Corporation or the Baytex Subsidiaries;

(xli)
the Corporation has not received any communication from any individual at the United States Internal Revenue Service asserting that any of the Corporation or the Baytex Subsidiaries is a passive foreign investment company, and to the best of the knowledge, information and belief of the Corporation, no holder of Common Shares has received such a communication;

(xlii)
each of the Corporation and the Baytex Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Corporation and the Baytex Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not have a material adverse effect on the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operation of the Corporation and the Baytex Subsidiaries;

(xliii)
other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the offering of the Debentures contemplated herein;

(xliv)	the Corporation has not elected and will not elect to be classified as a partnership for purposes of the United States Internal Revenue Code and the regulations thereunder;

(xlv)	the issued and outstanding Common Shares are listed on the Exchanges;

(xlvi)
the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statement;

(xlvii)
there has been no material change in the affairs of the Corporation not already publicly disclosed which requires disclosure under the Securities Laws in the Qualifying Jurisdictions or which has been disclosed on a confidential basis to the Securities Commissions and which has not been generally disclosed to the public; and

(xlviii)
the Responses shall be true in all material respects as at the time such responses are given and such Responses taken as a whole shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which the Responses were made.

5.	Closing of the Offering

5.1
The closing of the purchase and sale of the Debentures provided for in this Agreement will be completed at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta at the Closing Time, or at such other place as the Corporation and the Underwriters may agree.

5.2
The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the Corporation covenants to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

5.2.1	receipt by the Underwriters of the following documents:

5.2.1.1
favourable legal opinions, dated the Closing Date, from the Corporation’s counsel addressed to the Underwriters and to McCarthy Tétrault LLP, in such form as the Underwriters may reasonably request, including with respect to the following matters:

5.2.1.1.1
as to the due formation or incorporation, as applicable, and valid existence of the Corporation and each Guarantor under the laws of its jurisdiction of formation or incorporation, as the case may be, and as to the adequacy of the power and authority of the Corporation to carry out its obligations under this Agreement and to create, authorize and issue the Debentures;

5.2.1.1.2	as to the authorized and issued capital of the Corporation and each Guarantor and as to the registered ownership of such issued capital for the Corporation and each Guarantor;

5.2.1.1.3	that the Corporation is a reporting issuer (or the equivalent) in good standing in each of the Provinces of Canada;

5.2.1.1.4
that the Corporation and each Guarantor has all requisite power, capacity and authority under the laws of its jurisdiction of formation or incorporation, as the case may be, and all other jurisdictions where it carries on a material part of its business or owns any material property to carry on its business, to own or lease its properties and assets and to carry out the transactions contemplated by the Offering Memorandum, this Agreement and the Indenture;

5.2.1.1.5	that all necessary action has been taken by the Corporation and the Guarantors to validly issue the Debentures to the Underwriters;

5.2.1.1.6
that the Debentures have been validly authorized for issuance by the Corporation and, upon the Corporation receiving payment of the purchase price therefor, the Debentures will be validly issued and outstanding;

5.2.1.1.7	that the attributes of the Debentures are consistent in all material respects with the description thereof in the Offering Memorandum;

5.2.1.1.8
(i) the execution and delivery of this Agreement and the Indenture; (ii) the performance and compliance with the terms of this Agreement and the Indenture; and (iii) the issue and sale of the Debentures, will not result in any breach of, or be in conflict with or constitute a default under or create a state of facts (whether after notice or lapse of time or both) which would constitute a default under any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the boards or securityholders of the Corporation or any Guarantor or of any agreement or instrument, including this Agreement and the Indenture, in respect of the Business by which the Corporation or any Guarantor is bound;

5.2.1.1.9
that all necessary action has been taken by the Corporation and the Guarantors to authorize the execution, delivery and performance of this Agreement and the Indenture, as applicable, and this Agreement and the Indenture have been duly executed and delivered by each of them, as applicable, and constitutes a legal, valid and binding obligation of each of them, as applicable, enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of Sections 6 and 7 of this Agreement;

5.2.1.1.10	confirming its opinion concerning tax matters under the heading “Certain Canadian Federal Income Tax Considerations” in the Offering Memorandum;

5.2.1.1.11	that Valiant Trust Company at its principal office in Calgary has been duly appointed as the transfer agent and registrar for the Debentures;

5.2.1.1.12
that the form and terms of the definitive certificates representing  the Debentures has been approved and adopted by the Corporation and complies with the terms and conditions of the Indenture and all legal requirements applicable thereto;

5.2.1.1.13	that the Common Shares are currently listed on the Exchanges; and

5.2.1.1.14	such other matters as the Underwriters and Underwriters’ counsel may reasonably request;

it being understood that such counsel may rely on: (i) customary assumptions and qualifications, (ii) the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta or Canada, and (iii) to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and the Guarantors;

5.2.1.2
an opinion of the Underwriters’ counsel, which may rely on the opinion of the Corporation’s counsel as to matters which specifically relate to the Corporation or the Guarantors, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to those matters as the Underwriters may reasonably request relating to the distribution of the Debentures;

5.2.1.3
a certificate or certificates, dated the date of delivery and signed by the Corporation’s President and Chief Executive Officer and Chief Financial Officer certifying on behalf of the Corporation, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries:

(i)	the Corporation has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation in any of the Qualifying Jurisdictions has been issued and no proceedings for such purpose are pending or contemplated or to the best of the knowledge, information and belief of the declarant, threatened;

(iii)
since the date of the Offering Memorandum and any Amendments thereto, there has been no material change in the business, operations, assets, prospects, liabilities (actual, anticipated, contemplated or threatened, contingent or otherwise) or capital of the Corporation and the Guarantors, taken as a whole, and which is not, or is not required by Securities Laws to be, disclosed in or contemplated by the Offering Memorandum, any Amendment, or any Supplementary Material (including the documents incorporated therein by reference);

(iv)	the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time as if made at and as of the Closing Time; and

(v)	as to such other matters of a factual nature as the Underwriters and the Underwriters’ counsel may reasonably request;

5.2.1.4
the comfort letter from the Auditors, dated the date of the Closing Date, and addressed to the Underwriters and the directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Offering Memorandum Financial Information and such other information as the Underwriters or their counsel will reasonably request (including, without limitation, financial information, statistical information derived from accounting records and accounting data) contained in the Offering Memorandum or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Offering Memorandum Financial Information is given to a date not more than two Business Days prior to the date of such letter, which letter will be in addition to the Auditors’ report in the Offering Memorandum or Amendment;

5.2.1.5
certificates dated the Closing Date, signed by appropriate officers of the Corporation addressed to the Underwriters and their counsel, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation and other actions relating to this Agreement and to the creation, allotment, issue and sale of the Debentures, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request; and

5.2.1.6
one or more definitive certificates representing the Debentures registered in the name of CDS, against payment to the Corporation, or as the Corporation may direct, of the Purchase Price in respect of the Debentures;

all in form and substance satisfactory to the Underwriters, acting reasonably;

5.2.2	the representations and warranties of the Corporation contained herein being true and correct as of the Closing Time as if such representations and warranties had been made at such time;

5.2.3
confirmation in form acceptable to the Underwriters that the Debentures have received a rating, with no change in outlook, from (i) Moody’s Investor Service Inc. of at least B3, and (ii) Standard and Poor’s Rating Services, a division of McGraw-Hill Companies (Canada) Corporation of at least B+, and have not been placed on a credit watch or a comparable downgrade warning;

5.2.4	the Corporation having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the Closing Time; and

5.2.5	the Underwriters not having previously terminated their obligations pursuant to Section 9 of this Agreement.

5.3	It will be a condition precedent to the Corporation’s obligations to issue the Debentures that:

5.3.1	the Corporation will have received the approvals of the lenders under the Credit Facilities to the issue and sale of the Debentures;

5.3.2
the Corporation will have received funds from the Underwriters by wire transfer payable in Toronto representing the aggregate principal amount, in U.S. dollars, less an amount equal to the Underwriters’ Fee for such Debentures;

5.3.3	the Underwriters will have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by them at or prior to the Closing Time; and

5.3.4	no order will have been made and no proceedings for such purpose being pending or threatened by any Securities Commission that restricts in any manner the distribution of the Debentures;

5.4
The Underwriters will provide a direction to CDS with respect to the crediting of the Debentures to the accounts of the participants of CDS as will be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting.

6.	Indemnity

(a)
The Corporation agrees to indemnify and save the Underwriters, and each of the Underwriters’ agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters’ agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters’ agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)
any information or statement contained in the Offering Memorandum, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished in writing to the Corporation by the Underwriters expressly for inclusion in the Offering Memorandum or any Supplementary Material) which was or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)
any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished in writing to the Corporation by the Underwriters expressly for inclusion in the Offering Memorandum) contained in the Offering Memorandum, any Supplementary Material or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii)
any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Debentures imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section 6(a)(ii);

(iv)
any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Sub-Dealer, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Debentures; or

(v)
any breach of, default under or non-compliance by the Corporation with any requirements of the Securities Laws, the by-laws, rules or regulations of the Exchanges or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the gross negligence, if any, relates to the Underwriters’ failure to conduct adequate “due diligence”).

(b)
If any claim contemplated by Section 6(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such section, such person or corporation (the “Indemnified Party”) shall notify the Corporation (the “Indemnifying Party”) (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.  The Indemnified Party shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 6(a), but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i)
The Indemnified Party has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Party which is different from or additional to a defence available to an Indemnifying Party and that representation of the Indemnified Party the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defence of such proceedings on the Indemnified Party’s behalf);

(ii)
the Indemnifying Party shall not have taken the defence of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Party of commencement of such proceedings; or

(iii)	the employment of such counsel has been authorized by the Indemnifying Party in connection with the defence of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Party’s counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

(c)
The Indemnifying Party hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Offering Memorandum, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished in writing to the Corporation by the Underwriters expressly for inclusion in the Offering Memorandum or any Supplementary Material.

(d)
If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Offering Memorandum, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Offering Memorandum, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnifying Party shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)
The rights and remedies of the Indemnified Parties set forth in Sections 6 and 7 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)
The Indemnifying Party hereby acknowledges that the Underwriters are acting as agents for the Underwriters’ respective agents, directors, officers, shareholders and employees under this Section 6 and under Section 7 with respect to all such agents, directors, officers, shareholders and employees.

(g)
The Indemnifying Party waives any right they may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity.  It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

(h)
If the Indemnifying Party has assumed the defence of any suit brought to enforce a claim hereunder, the Indemnified Party shall provide the Indemnifying Party copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defence of, a claim undertaken by the Indemnifying Party.

7.	Contribution

(a)
In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Party on grounds of policy or otherwise, the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(i)
in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Party on the one hand, and by the Underwriters on the other hand, from the offering of the Debentures; or

(ii)
if the allocation provided by Section 12 is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 12 but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

(b)
The relative benefits received by the Indemnifying Party, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Party (net of fees but before deducting expenses) bear to the fees received by the Underwriters.  In the case of liability arising out of the Offering Memorandum, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Party, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 6 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Party or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 6.

(c)
The amount paid or payable by an Indemnified Party as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

(d)
The Indemnifying Party and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding Sections.  The rights to contribution provided in this Section 7 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Parties may have.

7.1	Any liability of the Underwriters under this Section 7 shall be limited to the Underwriters’ Fee actually received by the Underwriters.

8.	Expenses

Whether or not the Offering will be completed all expenses of, or incidental to, the sale of the Debentures will be borne by the Corporation including, without limitation, the fees and expenses of counsel of the Corporation, any reasonable out-of-pocket expenses of the Underwriters, the fees and expenses of the Auditors and all costs incurred in connection with the preparation and printing of the Offering Memorandum and the certificates representing the Debentures.  In addition, if the Offering is completed, all reasonable fees and expenses of the Underwriters’ Canadian counsel will be borne by the Corporation and fees and expenses of the Underwriters’ U.S. counsel will be borne by the Underwriters. If the Offering is not completed, all reasonable fees and expenses of the Underwriters' Canadian and U.S. counsel will be borne by the Corporation.

9.	Termination

(a)
In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, by written notice to the Corporation, if prior to the Closing Time:

(i)
any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Debentures, is made, or any proceeding is announced, commenced or threatened for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)
any action, inquiry, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation, or any of its directors or senior officers is announced, commenced or threatened by any securities regulatory authority, any stock exchange or by any other competent authority, if, in the reasonable opinion of the Underwriters or any one of them, the announcement, commencement or threatening thereof adversely affects the trading or distribution of the Debentures, the Common Shares or any other securities of the Corporation;

(iii)
there shall have occurred or have been discovered any adverse change or development, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the operations, capital or condition (financial or otherwise), business or business prospects of the Corporation or the respective properties, assets, prospects, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation that in the sole opinion of the Underwriters, or any of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Debentures, the Common Shares or any other securities of the Corporation;

(iv)
there should develop, occur or come into effect or existence or be announced any event, action, state, condition or occurrence of national or international consequence or any law, action or regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets generally or the business, operations or affairs of the Corporation;

(v)
the Underwriters shall become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof which, in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Debentures, the Common Shares or any other securities of the Corporation;

(vi)	there will be an adverse change in the assigned credit rating of the Corporation or any of its ratings of any public securities;

(vii)	the Corporation is in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement; or

(viii)
there is announced any change or proposed change in applicable laws, regulations or policies or the interpretation or administration thereof and such change, in the sole opinion of the Underwriters, or any of them, could reasonably be expected to have a material adverse effect on the market price or value of the Debentures, the Common Shares or any other securities of the Corporation.

(b)
The Underwriters, or any of them, may exercise any or all of the rights provided for in Section 9(a) or Sections 5.2 or 11 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Offering Memorandum (including the execution of any Amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Section 9(a) or Sections 5.2 or 11 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)
Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Sections 6, 7, or 8.

9.1
If an Underwriter elects to terminate its obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in Section 6, the contribution rights referred to in Section 7 and the payment of the expenses referred to in Section 8.

10.	Reliance on RBC

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement will be taken by RBC, with the exception of the matters contemplated by Sections 6, 7, 9, and 11, on the Underwriters’ behalf and the execution of this offer by the Underwriters will constitute the authority of the Corporation for accepting notification of any such steps or other actions from RBC.

11.	Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation on the one hand and the Underwriters on the other hand, prior to the Closing Time will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time.  It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party’s rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing.  If a party elects to terminate its obligations hereunder the obligations of the other parties hereunder will be limited to the indemnity referred to in Section 6 hereof and the payment of expenses referred to in Section 8 hereof.

12.	Allocation of Offering and the Underwriters’ Fee

12.1
The Underwriters’ obligations to purchase the Debentures at the Closing Time shall be several and not joint and several and the Underwriters’ respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Debentures to be purchased at that time and the allocation of the Underwriters’ Fee amongst the Underwriters will be as follows:

RBC                                                                                        80%
Credit Suisse Securities (Canada), Inc.	20%

12.2
If at the Closing Time any one or more of the Underwriters fail or refuse to purchase its respective percentage of the Debentures, the remaining Underwriters shall be obligated severally to purchase such Debentures which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages; provided, however, that in the event that the percentage of the total number of Debentures which one or more of the Underwriters has failed to purchase exceeds 10% of the total number of Debentures which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Debentures which would otherwise have been purchased by the Underwriters which fail to purchase.  In any such case either a non-defaulting Underwriter or the Corporation shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in order that the required changes, if any, in the Offering Memorandum or in any other documents or arrangements may be effected.  If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to RBC (on behalf of the Underwriters) and the Corporation for the purchase of such Debentures are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Corporation, to terminate, without liability, its obligation to purchase its original percentage of the Debentures and (ii) the Corporation shall have the right to terminate its obligations hereunder without liability on its part except under Sections 5, 6 and 7 hereof in respect of non-defaulting Underwriters.  Any action taken under this Section 12.2 shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.

12.3
Nothing in this Section 12 shall obligate the Corporation to sell to one or any of the Underwriters less than all of the Debentures or shall relieve any Underwriter in default from liability to the Corporation or to any non-defaulting Underwriters in respect of its default hereunder.  In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 6, 7 and 8.

13.	Concurrent Offerings

The Corporation will not issue or sell Debentures or any other senior unsecured debentures of the Corporation (or agree to do so or publicly announce any intention to do so), at any time prior to 90 days after the Closing Date, unless (i) the issue or sale or the proposed issue or sale is made pursuant to this Agreement; or (ii) the Corporation will have obtained the prior written consent of RBC on behalf of, and with the consent of, the Underwriters.

14.	Survival

All representations, warranties, covenants and agreements of the Corporation contained herein will survive the purchase by the Underwriters of the Debentures and will continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Debentures.  Such representations, warranties, covenants and agreements of the Corporation will survive for such maximum period of time as the Underwriters may be entitled to commence an action, or, if applicable, exercise a right of rescission, with respect to a misrepresentation contained in the Offering Memorandum or an Amendment or either of them, pursuant to Securities Laws.

15.	Notice

Any notice or other communication required or permitted to be given hereunder will be in writing and will be personally delivered or sent electronically on a Business Day to the following addresses:

If to the Corporation, addressed and sent to:

Baytex Energy Corp.
Suite 2800, Centennial Place, East Tower
                                520-3rd Avenue S.W.
                                Calgary, Alberta  T2P 0R3

 Attention:                              Anthony Marino
                                  Fax No.:                                (587) 952-3029

With a copy to:

Burnet, Duckworth & Palmer LLP
                                1400, 350-7th Avenue S.W.
                                Calgary, Alberta T2P 3N9

Attention:                                Shannon Gangl
                                Fax No.:                                    (403) 260-0332

If to the Underwriters, addressed and sent to:

RBC Dominion Securities Inc.
3900 Bankers Hall West
                                888 – 3rd Street
                                Calgary, Alberta  T2P 5C5

                                Attention:                             Rob King
                                Fax No.:                                (403) 299-6900

                      and to

Credit Suisse Securities (Canada), Inc.
1 First Canadian Place
Suite 2900, P.O. Box 301
Toronto, Ontario
M5X 1C9

Attention:                             Erik Charbonneau
Fax No.:                                (416) 352-4509

With a copy to McCarthy Tétrault LLP:

McCarthy Tétrault LLP
Box 48, Suite 5300, Toronto Dominion Bank Tower
                                Toronto, ON
                                M5K 1E6

Attention:                                Andrew Armstrong
                                 Fax No.:                                   (416) 868-0673

The Corporation or any of the Underwriters may change its address by notice given in the manner aforesaid.  Any such notice or other communication will be deemed to have been given on the day on which it was delivered or sent electronically if received during normal business hours; otherwise it will be deemed to have been received by 9:00 a.m. on the next Business Day.

16.	Time of Essence

Time will be of the essence of this Agreement.

17.	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of Alberta will have non-exclusive jurisdiction over any dispute hereunder.

18.	Counterparts and Electronic Signature

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

19.	Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision will not affect or impair the validity of any other provision of this Agreement and will be severable from this Agreement.

20.	Acknowledgement

The parties acknowledge and agree that the obligations of the Corporation hereunder are not personally binding upon any director, officer, consultant, employee or agent thereof, any registered or beneficial holder of Common Shares or any annuitant under a plan of which a shareholder acts as trustee or carrier, and resort will not be had to, nor will recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of the Corporation only will be bound by such obligations. Any obligation of the Corporation set out in this Agreement will to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the directors of the Corporation in their capacity as directors of the Corporation only, and not in their personal capacities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to RBC on behalf of the undersigned.

Yours very truly,

RBC DOMINION SECURITIES INC.
Per:	/s/ Rob King

CREDIT SUISSE SECURITIES (CANADA), INC.
Per:	/s/ Ron Lloyd

Accepted and agreed to as of this 10th day of February, 2011.

BAYTEX ENERGY CORP.
Per:	/s/ W. Derek Aylesworth

SCHEDULE A

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule A, the terms listed below have the meanings set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the underwriting agreement to which this Schedule A is appended (the “Agreement”).

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Debentures and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Debentures;

“Final U.S. Placement Memorandum” means the Final Offering Memorandum, as supplemented by a U.S. covering memorandum for the U.S. offering;

“Foreign Issuer” means a foreign issuer as that term is defined in Regulation S.

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of section 4(2) of the U.S. Securities Act;

“Preliminary U.S. Placement Memorandum” means the Preliminary Offering Memorandum, as supplemented by a U.S. covering memorandum for the U.S. offering;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144” means Rule 144 adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of an Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

“U.S. Placement Memoranda” means, collectively, the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum.

1.           Each Underwriter represents and warrants to and covenants and agrees with the Corporation that:

(a)
it acknowledges that the Debentures have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Debentures except in accordance with Regulation S or Rule 144A;

(b)
it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Debentures, except with its affiliates, any Sub-Dealer or with the prior written consent of the Corporation;

(c)
it has required and shall require each Sub-Dealer to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each Sub-Dealer complies with, the applicable provisions of this Schedule A as if such provisions applied to such Sub-Dealer;

(d)	all offers and sales of the Debentures in the United States have been and will be effected through its U.S. Affiliate in accordance with all applicable broker-dealer requirements;

(e)
it has not and will not, either directly or through its U.S. Affiliate or any other affiliate or person acting on its or their behalf, solicit offers for, or offer to sell, the Debentures in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act, and neither it nor its affiliate, nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Debentures;

(f)
it has solicited and will solicit, and has caused and will cause, its U.S. Affiliate to solicit offers for the Debentures in the United States only from, and has offered and will offer the Debentures only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it has solicited and will solicit offers for the Debentures only from, and has offered and will offer the Debentures only to, persons that in purchasing such Debentures will be deemed to have made the representations, warranties and agreements set forth in the U.S. Placement Memoranda;

(g)
it will inform, and cause its U.S. Affiliate to inform, all purchasers of the Debentures in the United States that the Debentures have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A;

(h)
it will deliver, through its U.S. Affiliate, a copy of each of the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum to each person in the United States purchasing Debentures from it. In connection with offers and sales of the Debentures in the United States, it has not used and will not use any written material other than the U.S. Placement Memoranda; and

(i)	it has caused and shall cause its U.S. Affiliate to agree, for the benefit of the Corporation, to the same provisions as are contained in paragraph 1 of this Schedule A.

2.           The Corporation represents, warrants to and covenants and agrees to and with the Underwriters that:

(a)	it is a Foreign Issuer with no Substantial U.S. Market Interest with respect to the Debentures;

(b)
it is not, and after giving effect to the offering and sale of the Debentures and the application of the proceeds thereof as described in the Offering Memorandum, will not be, registered or required to register as an “investment company” pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c)
at the date hereof and as of the Closing Time, the Debentures are not and will not be (i) part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a “U.S. automated inter-dealer quotation system” (within the meaning of Rule 144A), or (iii) convertible, exchangeable or exercisable at an effective conversion premium or effective exercise premium (calculated as specified in paragraph (a)(6) or (a)(7), as applicable, of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d)
for so long as any of the Debentures which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may not be resold pursuant to Rule 144(b)(1) under the U.S. Securities Act, it shall either: (A) comply with the requirements of Rule 12g3-2(b) under the U.S. Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or (C) provide to any holder of Debentures and any prospective purchaser of Debentures designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A (so long as such information is required to be provided in order to permit the resale of securities pursuant to Rule 144A);

(e)
none of it, its affiliate or any person acting on its or their behalf (other than the Underwriters, their affiliates, any Sub-Dealer and any person acting on their behalf, as to which no representation is made) has offered or will offer to sell the Debentures by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(f)
none of it, its affiliate or any person acting on its or their behalf (other than the Underwriters, their affiliates, any Sub-Dealer and any person acting on their behalf, as to which no representation is made) has engaged or will engage in any Directed Selling Efforts with respect to the Debentures; and

(g)
during the period in which the Debentures are offered for sale, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates, any Sub-Dealer and any person acting on their behalf, as to which no representation is made), has taken or will take any action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S or Rule 144A to be unavailable with respect to offers and sales of the Debentures pursuant to this Schedule A and the agreement to which it is appended.

3.           The Underwriters and the Corporation covenant to and agree with each other that the U.S. Placement Memoranda shall contain disclosure in substantially the form set forth below:

“The Debentures offered hereby have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except that Debentures may be offered or sold to Qualified Institutional Buyers pursuant to Rule 144A.”

“Each purchaser of Debentures offered hereby will, by its purchase of such Debentures, be deemed to have represented and agreed for the benefit of the Corporation and the Underwriters as follows:

(a)
It is (i) a Qualified Institutional Buyer; (ii) aware that the sale of the Debentures to it is being made in reliance on Rule 144A; and (iii) acquiring the Debentures for its own account or for the account of one or more Qualified Institutional Buyer(s) with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Debentures in violation of United States federal or state securities laws.

(b)
It understands that the Debentures have not been registered under the U.S. Securities Act or any state securities laws and may not be re-offered, resold, pledged or otherwise transferred except as set forth below.

(c)	It acknowledges that it has not purchased the Debentures as a result of any form of general solicitation or general advertising within the meaning of Rule 502(c) under the U.S. Securities Act.

(d)
It will not resell or otherwise transfer any of the Debentures, except: (i) to the Corporation; (ii) outside the United States in accordance with Regulation S; (iii) within the United States in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, or any other available exemption from the registration requirements of the U.S. Securities Act; or (iv) in another transaction  that does not require registration under the U.S. Securities Act or any applicable state securities laws.

(e)
It understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, certificates representing the Debentures, and all certificates issued in exchange therefor or in substitution thereof, will bear a legend to the following effect:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF BAYTEX ENERGY CORP. THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO BAYTEX ENERGY CORP., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

(f)	It consents to the Corporation making a notation on its records or giving instructions to the Transfer Agent in order to implement the restrictions on transfer set forth and described herein.

(g)
It understands and acknowledges that it is making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Company, the Initial Purchasers and their affiliates in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase Debentures.”